Exhibit 99.2

Nomad Foods Limited
Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2025

Nomad Foods Limited—Interim management report
Results for the six months ended June 30, 2025
The Company’s financial results are discussed within the press release which accompanies these unaudited condensed consolidated interim financial statements.
Liquidity review

	For the six months ended June 30,
	2025	2024
	€m	€m
Net cash generated from operating activities	120.2	111.3
Net cash used in investing activities	(34.7)	(36.2)
Net cash used in financing activities	(224.3)	(146.0)
Net decrease in cash and cash equivalents	(138.8)	(70.9)
Cash and cash equivalents at end of period	266.6	327.7

Cash and cash equivalents decreased during the six months ended June 30, 2025 as well as in the six months ended June 30, 2024.

Net cash generated from operating activities increased by €8.9 million compared to the six months ended June 30, 2024. Within this, the net cash outflow from changes in working capital was €63.5 million in the six months ended June 30, 2025, compared to €89.6 million in the six months ended June 30, 2024. This was against a reduction in cash outflows from exceptional items of €30.8 million in the six months ended June 30, 2025, compared to €40.8 million in the six months ended June 30, 2024, and an increase in cash outflows for payments of tax of €33.6 million in the six months ended June 30, 2025, compared to €19.0 million in the six months ended June 30, 2024.

Net cash used in investing activities decreased by €1.5 million compared to the six months ended June 30, 2024. Payments for property, plant and equipment and intangibles of €37.1 million were offset by interest received of €2.4 million in the six months ended June 30, 2025, compared to payments for property, plant and equipment and intangibles of €39.9 million, offset by €3.7 million interest received in the six months ended June 30, 2024.

Net cash used in financing activities increased by €78.3 million compared to the six months ended June 30, 2024. The net cash outflow in the six months ended June 30, 2025 included payments for the repurchase of ordinary shares of €100.5 million, interest payments of €51.6 million, dividend payments of €48.4 million, and lease payments of €17.0 million. The net cash outflow in the six months ended June 30, 2024 included payments for the repurchase of ordinary shares of €19.2 million, interest payments of €60.8 million, dividend payments of €45.1 million, and lease payments of €14.6 million.

Nomad Foods Limited—Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2025 (unaudited) and December 31, 2024 (audited)

		June 30, 2025	December 31, 2024
	Note	€m	€m
Non-current assets
Goodwill		2,105.1	2,106.1
Intangible assets		2,474.4	2,472.9
Property, plant and equipment		585.6	591.1
Other non-current assets		7.3	8.6
Derivative financial instruments	10	1.9	4.3
Deferred tax assets		11.7	14.7
Total non-current assets		5,186.0	5,197.7
Current assets
Cash and cash equivalents	9	266.6	403.3
Inventories		461.1	441.5
Trade and other receivables		423.3	334.6
Current tax receivable		35.1	37.6
Derivative financial instruments	10	4.0	16.9
Total current assets		1,190.1	1,233.9
Total assets		6,376.1	6,431.6
Current liabilities
Trade and other payables		870.5	829.1
Current tax payable		213.3	226.7
Provisions	11	27.3	27.1
Loans and borrowings	10	29.9	26.0
Derivative financial instruments	10	21.7	14.4
Total current liabilities		1,162.7	1,123.3
Non-current liabilities
Loans and borrowings	10	2,072.5	2,151.4
Employee benefits	12	149.2	152.1
Other non-current liabilities		0.3	0.5
Provisions	11	2.6	2.7
Derivative financial instruments	10	141.8	46.4
Deferred tax liabilities		283.3	292.7
Total non-current liabilities		2,649.7	2,645.8
Total liabilities		3,812.4	3,769.1
Net assets		2,563.7	2,662.5
Equity attributable to equity holders
Share capital and capital reserve	14	1,227.7	1,316.4
Share based compensation reserve	13	13.2	26.2
Translation reserve		111.5	135.3
Other reserves	14	(32.6)	(14.9)
Retained earnings		1,243.9	1,199.5
Total equity		2,563.7	2,662.5
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Profit or Loss
For the three and six months ended June 30, 2025 and June 30, 2024

		For the three months ended June 30,		For the six months ended June 30,
		2025	2024	2025	2024
	Note	€m	€m	€m	€m
Revenue		746.9	753.1	1,507.0	1,536.8
Cost of sales		(540.6)	(520.3)	(1,089.1)	(1,093.1)
Gross profit		206.3	232.8	417.9	443.7
Other operating expenses		(103.9)	(119.3)	(224.6)	(234.7)
Exceptional items	5	(14.9)	(12.4)	(32.0)	(35.9)
Operating profit		87.5	101.1	161.3	173.1
Finance income	6	13.6	18.0	10.5	23.9
Finance costs	6	(30.5)	(31.4)	(61.5)	(67.4)
Net financing costs		(16.9)	(13.4)	(51.0)	(43.5)
Profit before tax		70.6	87.7	110.3	129.6
Taxation	7	(13.5)	(16.8)	(20.5)	(24.2)
Profit for the period		57.1	70.9	89.8	105.4

Earnings per share
Basic earnings per share	8	€0.37	€0.43	€0.59	€0.65
Diluted earnings per share	8	€0.37	€0.43	€0.58	€0.65
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Comprehensive Income/(Loss)
For the three and six months ended June 30, 2025 and June 30, 2024

		For the three months ended June 30,		For the six months ended June 30,
		2025	2024	2025	2024
	Note	€m	€m	€m	€m
Profit for the period		57.1	70.9	89.8	105.4
Other comprehensive (loss)/income:
Actuarial (losses)/gains on defined benefit pension plans	12	(4.3)	6.7	4.1	10.6
Taxation credit/(charge) on remeasurement of defined benefit pension plans		1.2	(2.1)	(1.1)	(3.3)
Items not reclassified to the Statement of Profit or Loss		(3.1)	4.6	3.0	7.3
Exchange differences on translation of foreign operations		(21.8)	9.0	(23.8)	12.6
Cash flow hedges		(20.6)	0.9	(30.9)	13.2
Taxation credit/(charge) relating to components of other comprehensive income		5.8	(1.4)	9.3	(5.2)
Items that may be subsequently reclassified to the Statement of Profit or Loss		(36.6)	8.5	(45.4)	20.6
Other comprehensive (loss)/income for the period, net of tax		(39.7)	13.1	(42.4)	27.9
Total comprehensive income for the period		17.4	84.0	47.4	133.3

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended June 30, 2025

		Share capital and capital reserve	Share based compensation reserve	Translation reserve	Other reserves	Retained earnings	Total equity
	Note	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2025		1,316.4	26.2	135.3	(14.9)	1,199.5	2,662.5
Profit for the period		—	—	—	—	89.8	89.8
Other comprehensive (loss)/income for the period		—	—	(23.8)	(21.6)	3.0	(42.4)
Total comprehensive (loss)/income for the period		—	—	(23.8)	(21.6)	92.8	47.4
Deferred hedging losses transferred to the carrying value of inventory		—	—	—	3.9	—	3.9
Transactions with owners, recognized directly in equity:
Share based payment charge	13	—	4.1	—	—	—	4.1
Issue of ordinary shares	13	12.2	(12.2)	—	—	—	—
Repurchase of ordinary shares	14	(100.9)	—	—	—	—	(100.9)
Dividends	14	—	—	—	—	(48.4)	(48.4)
Reclassification of awards for settlement of tax liabilities	13	—	(4.9)	—	—	—	(4.9)
Total transactions with owners, recognized directly in equity		(88.7)	(13.0)	—	—	(48.4)	(150.1)
Balance as of June 30, 2025		1,227.7	13.2	111.5	(32.6)	1,243.9	2,563.7

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity (continued)
For the six months ended June 30, 2024

		Share capital and capital reserve	Share based compensation reserve	Translation reserve	Other reserves	Retained earnings	Total equity
	Note	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2024		1,426.1	31.4	101.0	(24.6)	1,058.0	2,591.9
Profit for the period		—	—	—	—	105.4	105.4
Other comprehensive income for the period		—	—	12.6	8.0	7.3	27.9
Total comprehensive income for the period		—	—	12.6	8.0	112.7	133.3
Deferred hedging losses transferred to the carrying value of inventory		—	—	—	4.5	—	4.5
Transactions with owners, recognized directly in equity:
Share based payment charge		—	5.0	—	—	—	5.0
Issue of ordinary shares		9.7	(9.7)	—	—	—	—
Repurchase of ordinary shares		(20.7)	—	—	—	—	(20.7)
Dividends	14	—	—	—	—	(45.1)	(45.1)
Reclassification of awards for settlement of tax liabilities		—	(3.6)	—	—	—	(3.6)
Total transactions with owners, recognized directly in equity		(11.0)	(8.3)	—	—	(45.1)	(64.4)
Balance as of June 30, 2024		1,415.1	23.1	113.6	(12.1)	1,125.6	2,665.3

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Cash Flows
For the six months ended June 30, 2025 and June 30, 2024

		For the six months ended June 30,
		2025	2024
	Note	€m	€m
Cash flows from operating activities
Profit for the period		89.8	105.4
Adjustments for:
Exceptional items	5	32.0	35.9
Share based payments expense	13	4.1	5.0
Depreciation and amortization	4	50.3	46.3
Loss on disposal and impairment of property, plant and equipment		0.4	0.4
Net finance costs	6	51.0	43.5
Taxation	7	20.5	24.2
Operating cash flow before changes in working capital, provisions and exceptional items		248.1	260.7
(Increase)/decrease in inventories		(27.9)	14.5
Increase in trade and other receivables		(91.0)	(81.1)
Increase/(decrease) in trade and other payables		56.4	(22.4)
Decrease in employee benefits and other provisions		(1.0)	(0.6)
Cash generated from operations before tax and exceptional items		184.6	171.1
Payments relating to exceptional items	5	(30.8)	(40.8)
Tax paid		(33.6)	(19.0)
Net cash generated from operating activities		120.2	111.3
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets		(37.1)	(39.9)
Interest received		2.4	3.7
Net cash used in investing activities		(34.7)	(36.2)
Cash flows from financing activities
Repurchase of ordinary shares	14	(100.5)	(19.2)
Dividends paid	14	(48.4)	(45.1)
Payments related to shares withheld for taxes		(6.6)	(4.6)
Payment of lease liabilities		(17.0)	(14.6)
Payment of financing fees		(0.2)	(1.7)
Interest paid		(51.6)	(60.8)
Net cash used in financing activities		(224.3)	(146.0)
Net decrease in cash and cash equivalents		(138.8)	(70.9)
Cash and cash equivalents at beginning of period	9	403.3	399.7
Effect of exchange rate fluctuations		2.1	(1.1)
Cash and cash equivalents at end of period	9	266.6	327.7
The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements
1.    General information
These unaudited condensed consolidated interim financial statements (“interim financial statements”) as at and for the three and six months ended June 30, 2025 comprise the results and financial position of Nomad Foods Limited and its subsidiaries (together referred to as the “Company” or “Nomad”). Nomad (NYSE: NOMD) is Europe's leading frozen foods company. Nomad's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Luna Tower, Waterfront Drive, Road Town, Tortola, VG1110 British Virgin Islands. Nomad is headquartered in the United Kingdom and the Company is domiciled for tax purposes in the United Kingdom. Additional information may be found at www.nomadfoods.com.
The Company’s sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for savory frozen food are slightly higher in cold or winter months, partly because there are fewer fresh alternatives available for vegetables and because our customers typically allocate more freezer space to the ice cream segment in summer or hotter months. The one exception is our ice cream business, which follows a different seasonality pattern with stronger performance through the summer months. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory (and therefore net working capital) levels typically peak in August to September just after the pea harvest. If seasonal fluctuations are greater than anticipated, our business, financial condition and results of operations could be adversely affected.
2.     Basis of preparation
These unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB. They do not include all the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Nomad’s financial position and performance since the last annual consolidated financial statements. Therefore the unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 4, 2025.
The accounting policies used by management in preparing these condensed consolidated interim financial statements were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2024, except for taxes on income. Taxes on income are provided for based on management's estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the period. It also reflects the tax impact of exceptional items accounted for in the period.
The preparation of our condensed consolidated interim financial statements requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis using our historical experience, as well as other factors we believe are appropriate under the circumstances, such as supply chain disruptions, high inflation and the ongoing conflict between Ukraine and Russia. Actual results could differ from these estimates. The Directors, at the time of approving these financial statements, have a reasonable expectation that the Company has adequate resources to continue in operational existence for at least 12 months from the date of signing these financial statements given the cash funds available and the current forecast cash outflows. In preparing cash flow forecasts, management considers severe but plausible downside scenarios taking into consideration the Company's key risks, including the current economic climate which may adversely impact the Company. Having considered these risks the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing these financial statements.

Recently issued and not yet adopted accounting pronouncements under IFRS
IFRS 18
On April 9, 2024, the IASB issued IFRS 18 'Presentation and Disclosure in Financial Statements' ("IFRS 18"). IFRS 18 replaces IAS 1 'Presentation of Financial Statements'. IFRS 18 introduces a number of changes to the structure of the Statement of Profit or Loss, more transparency in the presentation of management's own performance measures and more granularity in reporting of financial information. The main impacts of IFRS 18 include:
•    Improved comparability in the Statement of Profit or Loss by introducing a set of clearly defined categories based on main business activities (i.e. operating, investing and financing);
•    Requiring disclosure about management-defined performance measures; and
•    Adding new principles for aggregation and disaggregation of information.
IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is assessing the full impact of the standard.
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
• Clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
• Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
• Add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
• Update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
Amendments to IFRS 9 and IFRS 7 applies for annual reporting periods beginning on or after January 1, 2026. The Company does not expect these amendments to have a material impact on its operations or financial statements.
Other
All other recently issued and not yet adopted accounting standards have been considered. Adoption of these will not have a material effect on the reporting entity’s financial position or results of operations.
3.    Critical accounting estimates and judgments
The preparation of financial statements in accordance with IFRS requires the use of judgment in applying the accounting policies and estimation that affect the reported amounts of assets and liabilities and results. Actual results could differ from those estimates and the financial statements will be impacted by key judgments taken. In preparing the condensed consolidated interim financial statements, the key sources of estimation uncertainty for the interim period ended June 30, 2025, continue to be the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2024.
Key Judgments
Judgments are made in the process of applying accounting policies. Those judgments which are considered key are listed below.
a)     Discounts and trade promotions
Management uses judgment when considering when accruals for discounts and trade promotions that have not been claimed can be reversed. Management makes the judgment based on the principle that accruals are reversed only to the extent that it is highly probable that the accrual will no longer be utilized.
b)    Uncertain tax positions
Management uses judgment when identifying and determining whether it is appropriate to provide for uncertain tax positions and for how long provisions for uncertain tax positions are retained, based on assessment as to whether it is probable that a risk would crystallize or not. Management considers tax laws which are in place in making that assessment determining whether it is appropriate to release. Please refer to Note 7 for further information.
c)    Cash generating units
When performing goodwill impairment testing, management applies judgment to the allocation of goodwill to cash generating units. Management has determined that goodwill should be allocated to the group of cash generating units within the operating segment of “Frozen” as discussed in Note 4.
d)    Operating segments
Management applies judgment in determining the Chief Operating Decision Maker (“CODM”), and the nature and extent of the financial information which is reviewed by the CODM. Management has considered how resources are allocated in determining the single reporting and operating segment of “Frozen”. Please refer to Note 4 for further information.
Significant estimates
Information about estimates and assumptions that have significant effects on the amounts reported in the condensed consolidated interim financial statements are listed below. In forming these estimates, management has taken into account the impact and potential future impact of supply chain disruptions, high inflation, as well as the ongoing conflict between Ukraine and Russia. Management will continue to assess the impact of future developments in relation to these matters as it relates to estimates, especially around the carrying value of goodwill, brands and other intangibles, as well as on property, plant and equipment.
In particular, management will focus on the impact of a long-term conflict in Ukraine. While we do not have any direct operations or sales in either Russia or Ukraine, these countries are responsible for many commonly used raw materials and resources such as fish, wheat and energy. The ongoing conflict and economic sanctions have seen considerable reductions in the availability or increase in cost of such raw materials and resources. At this time it is not possible to predict the extent or nature of future impacts on our business although we expect the current conflict to continue for some time.
a)    Discounts and trade promotions
Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has bespoke agreements that are governed by a combination of observable and unobservable performance conditions.
Trade promotions comprise of amounts paid to retailers for programs designed to promote Company products and include pricing allowances, merchandising funds and customer coupons, which are offered through various programs to customers and consumers. The ultimate costs of these programs can depend upon retailer performance and is the subject of significant management estimates. The estimated ultimate cost of the program is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience and current economic trends.
At each financial period end date, any discount or trade promotion incurred but not yet invoiced is estimated and accrued for. In certain cases, the estimate for discounts and trade promotions requires the use of forecast information for future trading periods and therefore a degree of estimation uncertainty exists. These estimates are sensitive to variances between actual results and forecasts. The estimate is based on accumulated experience. It is impracticable to disclose the extent of the possible effects of estimation uncertainty, however, it is reasonably possible that outcomes within the next financial year from these agreements are materially different in aggregate to those estimated.
The accruals are presented as ‘trade terms’ and offset against trade receivables due to the same customer where there is a legally enforceable right of offset and where settlement is expected to occur on a net basis, otherwise they are presented as trade term payables. The balance of the reduction in trade receivables for trade terms as of June 30, 2025 is disclosed in Note 10.

b)    Employee benefit obligations
The Company operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each scheme has an actuarial valuation performed and is dependent on a series of assumptions to estimate the projected obligations. The assumptions include variables which are revised periodically, that include discount rates, expected salary increases, inflation, employee turnover, retirement age, mortality and medical care costs. Our assumptions reflect historical experience and management's best judgment regarding future obligations. The assumptions used affect the current service cost and interest expense as well as changes in the obligation recognized. Net actuarial gains or losses arising from changes in assumptions and from experience are recognized in other comprehensive income/(loss).
Since defined benefit pension schemes and post-employment benefit schemes are measured on a discounted basis, the discount rate applied has an impact on the expense and obligation recognized. These discount rates are determined by reference to market yields at the end of the reporting period on high quality corporate bonds, except for Sweden where a deep market does not exist and so mortgage bonds are used. See Note 12 for details of material changes, if any, to assumptions since December 31, 2024.
c)    Provisions for uncertain tax positions
The Company operates in many different jurisdictions and in some of these jurisdictions there are certain tax matters which are under discussion with local tax authorities, including as part of tax audits. Management considers these tax audits and discussions with local tax authorities as well as the local tax legislation relative to their tax positions in those jurisdictions when identifying uncertain tax positions. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments, appeals and refunds.
Where tax exposures can be quantified, and management assesses that the risk of an exposure crystallizing is probable, a provision for uncertain tax positions is made based on management's estimates which include judgments with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these provisions. The factors considered in estimating the provision include the progress of discussions with the tax authorities, the complexity of respective tax legislation, valuations of assets for tax purposes and the level of documentary support for historical positions taken by previous owners. The provisions are made on the basis of a probability-weighted average of potential outcomes.
4.    Segment reporting

The Chief Operating Decision Maker (“CODM”) of the Company considers there to be one reporting and operating segment, being “Frozen” which is reflected in the segment presentation below for the periods presented. The CODM primarily uses “Adjusted EBITDA”, as the key measure of the segment’s results, which is considered non-IFRS financial information.

Segment Adjusted EBITDA

		For the three months ended June 30,		For the six months ended June 30,
		2025	2024	2025	2024
	Note	€m	€m	€m	€m
Profit for the period		57.1	70.9	89.8	105.4
Taxation		13.5	16.8	20.5	24.2
Net financing costs	6	16.9	13.4	51.0	43.5
Depreciation & amortization		26.3	23.2	50.3	46.3
Exceptional items	5	14.9	12.4	32.0	35.9
Other add-backs		0.6	2.7	5.8	6.4
Adjusted EBITDA		129.3	139.4	249.4	261.7

Other add-backs include the elimination of share-based payment expense and related employer payroll tax expense of €0.4 million for the three months ended June 30, 2025 (2024: €2.4 million) and €5.3 million for the six months ended June 30, 2025 (2024: €5.8 million), as well as the elimination of non-operating M&A related costs, professional fees and transaction costs of €0.2 million for the three months ended June 30, 2025 (2024: €0.3 million) and €0.5 million for the six months ended June 30, 2025 (2024: €0.6 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

No information on segment assets or liabilities is presented to the CODM.

External revenue by geography

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	€m	€m	€m	€m
United Kingdom	196.9	212.3	416.2	437.6
Italy	78.3	78.5	188.2	189.1
Germany	84.3	79.2	190.3	191.8
France	50.3	51.1	102.4	105.0
Croatia	47.7	43.1	67.5	63.9
Sweden	33.9	31.5	69.4	67.3
Austria	28.7	27.4	65.7	65.9
Serbia	51.3	50.7	72.6	69.7
Norway	27.7	28.5	58.3	59.3
Spain	20.0	20.2	40.3	42.5
Switzerland	17.4	17.8	36.5	39.4
Rest of Europe	110.4	112.8	199.6	205.3
Total external revenue by geography	746.9	753.1	1,507.0	1,536.8
5.    Exceptional items

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	€m	€m	€m	€m
Business transformation program (1)	10.2	12.3	21.2	32.8
Organizational streamlining program (2)	1.7	—	7.8	—
Supply chain network optimization (3)	1.9	—	1.9	—
Settlement of legacy matters (4)	1.1	0.1	1.1	3.1
Total exceptional items	14.9	12.4	32.0	35.9

We do not consider these items to be indicative of our ongoing operating performance, allowing investors and management to assess operating performance on a consistent basis.

(1)    Business transformation program

In 2020, the Company launched a multi-year, enterprise-wide transformation and optimization program. The project is ongoing and there remain certain phases to be implemented which are expected to extend beyond 2026. The program aims to transform data, processes and systems to enable better decision making and analytical capability, building a platform and organization to support future growth and provide better value for shareholders. The program includes the potential implementation of a new ERP system in some countries.

Expenses incurred to date consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.

(2)    Organizational streamlining program

In 2025, the Company is executing an enterprise-wide restructuring program relating to non-factory operations. The program aims to significantly reduce operational expense through an optimization of the organizational structure. Expenses consist primarily of severance costs. The program is expected to be completed in 2026.

(3)    Supply chain network optimization

In the second quarter 2025, the Company initiated a supply chain network optimization program which aims to enhance operational efficiency. The program is expected to incur restructuring costs, including accelerated depreciation of assets and severance costs. Under this program, in the second quarter 2025, the Company commenced its plan to close operations at a factory in Sweden. As a result the useful lives of certain fixed assets have been reassessed and incremental depreciation of €1.4 million was recognized in cost of sales. The project is expected to run until 2027.

(4)    Settlement of legacy matters
In 2025, a net expense has been recognized associated with the settlement of a claim that relates to a period prior to the acquisition by the Company. In 2024, a net expense has been recognized associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.

Tax impact of exceptional items
The tax impact of the exceptional items for the three months ended June 30, 2025 amounted to a credit of €3.3 million (2024: €3.2 million) and a credit of €7.4 million for the six months ended June 30, 2025 (2024: €8.9 million).
Cash flow impact of exceptional items
Included in the Condensed Consolidated Interim Statements of Cash Flows for the six months ended June 30, 2025 is €30.8 million (2024: €40.8 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items in addition to the cash impact of the settlement of provisions brought forward from previous accounting periods.
6.    Finance income and costs

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	€m	€m	€m	€m

Interest income	1.2	2.0	2.7	3.8
Net financing gain recognized on debt transactions (a)	—	10.3	—	14.4
Reversal of impairment loss on short term investments	—	5.7	—	5.7
Net foreign exchange gains on translation of financial assets and financial liabilities	12.4	—	7.8	—
Finance income	13.6	18.0	10.5	23.9
Interest expense (b)	(27.6)	(26.4)	(55.6)	(49.1)
Net pension interest costs	(1.2)	(1.0)	(2.4)	(2.2)
Amortization of debt discounts and borrowing costs	(1.7)	(1.7)	(3.5)	(3.4)
Net foreign exchange losses arising on translation of financial assets and liabilities	—	(2.1)	—	(12.3)
Net fair value losses on derivatives held at fair value through profit or loss	—	(0.2)	—	(0.4)
Finance costs	(30.5)	(31.4)	(61.5)	(67.4)
Net finance costs	(16.9)	(13.4)	(51.0)	(43.5)

(a) Finance income for the three months ended June 30, 2024 of €10.3 million was recognized from the repricing of debt in May 2024, as detailed in Note 10, representing a modification gain net of transaction costs.
(b) Interest expense includes interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss and is shown net of gains recycled from the cash flow hedge reserve on cross currency interest rate swaps.

7.    Taxation
Income tax expense of €13.5 million for the three months ended June 30, 2025 (2024: €16.8 million) and €20.5 million for the six months ended June 30, 2025 (2024: €24.2 million) is calculated using management’s estimate of the expected annual effective income tax rate on profits for the year ended December 31, 2025 excluding exceptional items, applied to the pre-tax income of the period excluding exceptional items. This estimate includes the impact of movements in uncertain tax positions totaling €1.1 million for the three months ended June 30, 2025 (2024: €1.8 million) and €39.1 million beneficial impact for the six months ended June 30, 2025 (2024: €5.1 million beneficial impact). The UK statutory rate of corporation tax has been 25% since April 1, 2023.
The Company’s subsidiaries, which are subject to tax, operate in many different jurisdictions and, in some of these, certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments, appeals and refunds. The Company actively seeks to manage the associated risks by proactively engaging with tax authorities and applying for Advanced Pricing Agreements where appropriate. Provisions for uncertain tax positions require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified and management assesses that the risk of that exposure crystallizing is probable, a provision is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could, in future years, experience adjustments to this provision, including releases of provisions when those exposures become time-barred.
Notwithstanding this, management believes that the Company’s tax position on all open matters including those in current discussion with local tax authorities is robust and that the Company is appropriately provided.
8.    Earnings per share
Basic earnings per share

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Profit for the period attributable to equity owners of the parent (€m)	57.1	70.9	89.8	105.4
Weighted average Ordinary Shares and shares issuable solely after the passage of time in millions	152.4	163.0	153.5	163.1
Basic earnings per share	€0.37	€0.43	€0.59	€0.65

For the three months ended June 30, 2025, the number of shares in both basic and diluted earnings per share calculations has been adjusted to include 20,000 shares (2024: 50,389 shares) and 20,000 shares for the six months ended June 30, 2025 (2024: 43,155 shares) to be issued in future periods as all conditions have been met. The diluted earnings per share calculation also includes an estimate of 237,006 potential ordinary shares for the three months ended June 30, 2025 (2024: 127,118 shares) and 236,380 shares for the six months ended June 30, 2025 (2024: 128,443 shares), calculated using the treasury method, on long term incentive plans contingent on service only. There are no adjustments to the profit for the period attributable to equity owners of the parent.

Diluted earnings per share

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Diluted earnings per share
Profit for the period attributable to equity owners of the parent (€m)	57.1	70.9	89.8	105.4
Weighted average Ordinary Shares, shares issuable solely after the passage of time and potential ordinary shares in millions	152.6	163.1	153.7	163.2
Diluted earnings per share	€0.37	€0.43	€0.58	€0.65
9.    Cash and cash equivalents

	June 30, 2025	December 31, 2024
	€m	€m
Cash and cash equivalents	266.6	403.3

‘Cash and cash equivalents’ comprise cash balances and deposits.

10.     Financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IFRS 9 “Financial Instruments”.

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
June 30, 2025	€m	€m	€m	€m	€m
Assets
Derivative financial instruments	—	—	5.9	—	5.9
Trade and other receivables	365.7	—	—	—	365.7
Cash and cash equivalents	132.2	134.4	—	—	266.6
Liabilities
Derivative financial instruments	—	—	(163.5)	—	(163.5)
Trade and other payables excluding non-financial liabilities	—	—	—	(797.1)	(797.1)
Loans and borrowings	—	—	—	(2,102.4)	(2,102.4)
Total	497.9	134.4	(157.6)	(2,899.5)	(2,424.8)
Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €158.4 million.

Loans and borrowings includes €91.0 million relating to lease liabilities.

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
December 31, 2024	€m	€m	€m	€m	€m
Assets
Derivative financial instruments	—	—	21.2	—	21.2
Trade and other receivables	302.1	—	—	—	302.1
Cash and cash equivalents	235.6	167.7	—	—	403.3
Liabilities
Derivative financial instruments	—	—	(60.8)	—	(60.8)
Trade and other payables excluding non-financial liabilities	—	—	—	(773.5)	(773.5)
Loans and borrowings	—	—	—	(2,177.4)	(2,177.4)
Total	537.7	167.7	(39.6)	(2,950.9)	(2,285.1)
Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €222.2 million.
Loans and borrowings includes €94.1 million relating to lease liabilities.
The Company has determined that the carrying amounts of trade receivables, trade payables and cash and cash equivalents are a reasonable approximation of fair value.
Derivative financial instruments
The financial instruments are not traded in an active market and so the fair value of these instruments is determined from the implied forward rate. The valuation technique utilized by the Company maximizes the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. The Company has classified its derivative financial instruments as level 2 instruments as defined in IFRS 13 “Fair value measurement”.

Interest bearing loans and borrowings
The fair value of the senior secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 1 instruments. The fair value of the senior loans is calculated by discounting the expected future cash flows at the period end’s prevailing interest rates. They are classified as level 2 instruments. There is no requirement to determine or disclose the fair value of lease liabilities.
Syndicated loans includes the Senior U.S. Dollar debt of $686.1 million (€582.1 million) (the “Senior USD Loan”) and Senior EUR debt of €130.0 million (a "Senior EUR Loan") both repayable on November 10, 2029, as well as the Senior EUR debt of €553.2 million (a "Senior EUR Loan") repayable in June 2028. The Senior USD Loan includes an annual amortization repayment, equivalent to 1.0% of the outstanding loan value post the last repricing or $6.9 million (€5.9 million) in October each year until maturity. The Senior EUR Loan is repayable only upon maturity. As required under the Senior Facilities Agreement, the Company is also required to undertake an annual excess cash flow calculation whereby additional principal could be repaid.
On February 2, 2024, the Company completed on the repricing of its existing Senior EUR Loan of €130.0 million principal due 2029. Following the closing, the margin on the Senior EUR Loan was reduced by 75 basis points to EURIBOR plus 2.75%. There are no changes to the maturity of the Term Loan as a result of this repricing. The repricing represents a modification of a financial liability, such that a net modification gain of €4.1 million has been recognized, representing the difference between the remaining original contractual cash flows and the modified cash flows, both discounted at the original effective interest rate. On April 10, 2024, our interest rate swaps were amended to align more closely with the amended cash flows of our EUR term loan following the repricing.
On May 7, 2024, the Company completed on the repricing of its existing Senior USD Loan of $686.1 million principal due 2029, subject to customary closing conditions. Following the closing, the margin on the Senior USD Loan was reduced by 50 basis points to SOFR plus 2.5% effective from May 7, 2024. There are no changes to the maturity of the Senior USD Loan as a result of this repricing. The repricing represents a modification of a financial liability, such that a net modification gain of €10.3 million has been recognized, representing the difference between the remaining original contractual cash flows and the modified cash flows, both discounted at the original effective interest rate. Eligible transaction costs associated with the modification of €1.8 million were added to the loan carrying amount and amortized over the remaining loan term. Cross currency interest rate swaps were also amended to align more closely with this change, also taking effect on May 7, 2024.
The Senior Loans, Senior Secured Notes and any drawn balances of the Revolving Credit Facility are secured with equal ranking against assets of the Company and specified subsidiaries. The Revolving Credit Facility will expire on June 24, 2026. The Company expects to be able to renew the facility.

	Fair value		Carrying value
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
	€m	€m	€m	€m
Senior EUR/USD loans	1,267.0	1,353.6	1,240.3	1,315.7
Other external debt	0.2	0.2	0.2	0.2
2028 fixed rate senior secured notes	782.5	768.0	800.0	800.0
Less capitalized debt discounts and borrowing costs	—	—	(29.1)	(32.6)
	2,049.7	2,121.8	2,011.4	2,083.3

11.    Provisions

	Restructuring	Provisions related to other taxes	Other	Total
	€m	€m	€m	€m
Balance as of January 1, 2025	8.3	7.4	14.1	29.8
Additional provision in the period	6.4	—	1.8	8.2
Release of provision	(0.2)	(0.1)	(0.9)	(1.2)
Utilization of provision	(5.1)	—	(1.7)	(6.8)
Foreign exchange	(0.1)	—	—	(0.1)
Balance as of June 30, 2025	9.3	7.3	13.3	29.9

Analysis of total provisions:			June 30, 2025	December 31, 2024
Current			27.3	27.1
Non-current			2.6	2.7
Total			29.9	29.8
Updates since December 31, 2024
Restructuring
The €9.3 million (December 31, 2024: €8.3 million) provision relates to committed plans for certain restructuring activities. The increase in the provision during the period relates to the business transformation, organizational streamlining and supply chain network optimization programs as detailed in Note 5, for which the provisions are due to be settled within the next 12 months. €5.1 million has been utilized in the six months ended June 30, 2025, which relates to these programs.
12.    Employee benefits

The Company operates partially funded defined benefit pension plans in Germany and Austria, an unfunded defined benefit pension plan in Sweden and defined benefit indemnity arrangements in Italy and Austria, as well as various contribution plans in other countries. Pension benefits in Switzerland are met via a contract with a collective foundation that offers a fully insured solution to provide a contribution-based cash balance retirement plan, which is classified as a defined benefit plan. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the six months ended June 30, 2025.

The total net employee benefit obligations as at June 30, 2025 is as follows:

€m
Balance as of January 1, 2025	152.1
Current service cost	1.3
Net interest expense	2.4
Benefits paid	(3.1)
Actuarial gain on pension scheme valuations	(4.1)
Contributions by employer	(0.2)
Other movements	(0.6)
Foreign exchange differences on translation	1.4
Balance as of June 30, 2025	149.2
The principal assumptions applied for the valuation at June 30, 2025 were the same as those applied at December 31, 2024, except for the German plan, which is the most significant in terms of plan assets and liabilities to the Company. The discount rate applied to the German defined benefit obligations increased from 3.6% to 3.9% and the discount rate applied to the Swedish defined benefit obligations, which is also material, was unchanged at 3.5%.

13.    Share based compensation reserve

The Company's discretionary share award scheme, the LTIP, enables the Company’s Compensation Committee to make grants in the form of rights over ordinary shares (“Awards”), to any Director or employee of the Company. It is the Compensation Committee’s current intention that Awards be granted only to senior management, including senior management also serving as a director, whilst recognizing separate annual restricted share awards for Non-Executive Directors.
All Awards are to be settled by physical delivery of shares.
Director and Senior Management Share Awards

As part of its long term incentive initiatives, the Company awards performance share awards and restricted share awards to the management team (the “Management Share Awards”). The Awards active during the current and prior reporting periods are detailed below.

As at June 30, 2025:

	January 1, 2022 Award	January 1, 2023 Award	January 1, 2024 Award	March 3, 2025 Award	Other Awards	Total
Number of awards outstanding at January 1, 2025	704,983	922,250	1,059,192	—	441,991	3,128,416
New awards granted in the period	—	—	—	1,097,853	62,000	1,159,853
Forfeitures in the period	(148,989)	(69,759)	(71,935)	(13,892)	(20,000)	(324,575)
Awards vested and issued in period	(555,994)	—	—	—	(76,000)	(631,994)
Number of awards outstanding at June 30, 2025	—	852,491	987,257	1,083,961	407,991	3,331,700

As at June 30, 2024:

	January 1, 2021 Award	January 1, 2022 Award	January 1, 2023 Award	January 1, 2024 Award	Other Awards	Total
Number of awards outstanding at January 1, 2024	605,600	730,594	1,003,808	—	163,000	2,503,002
New awards granted in the period	—	—	—	1,174,501	252,991	1,427,492
Forfeitures in the period	—	(12,546)	(74,821)	(109,476)	(14,000)	(210,843)
Awards lapsed in the period	(129,048)	—	—	—	—	(129,048)
Awards vested and issued in period	(476,552)	—	—	—	—	(476,552)
Number of awards outstanding at June 30, 2024	—	718,048	928,987	1,065,025	401,991	3,114,051

In April 2024, based upon vesting of the 2021 Management Share Award, 256,687 new ordinary shares of the Company were issued, net of 219,865 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities of the participants arising on the vested ordinary shares. There remained no outstanding awards of the 2021 Management Share Award at the beginning of the current reporting period.
In February 2025, based upon vesting of the 2022 Management Share Award, 349,823 new ordinary shares of the Company were issued, net of 282,171 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities of the participants arising on the vested ordinary shares.There remained no outstanding awards of the 2022 Management Share Award at the end of the current reporting period.
During 2024, 1,193,261 share awards were granted as part of the 2024 Management Share Award. The performance period associated with the performance share awards is from January 1, 2024 to January 1, 2027 . The performance share awards are subject to non-market performance conditions which include meeting the Company's target cumulative Adjusted EBITDA and Adjusted Free Cash Flow Productivity by January 1, 2027.

During 2025 to date, 1,045,184 performance share awards and 114,669 restricted share awards were granted as part of the 2025 Management Share Award. Of the restricted share awards, 62,000 awards are reported under "Other awards" in the movement table above. The performance period associated with the performance share awards is from January 1, 2025 to January 1, 2028. The performance share awards are subject to non-market performance conditions which include meeting the Company's target cumulative Adjusted EBITDA and Adjusted Free Cash Flow Productivity by January 1, 2028.

The share-based payment expense reported within the Condensed Consolidated Statement of Profit or Loss for the three and six months ended June 30, 2025 related to the Director and Management Share Awards is €0.3 million and €3.8 million (three and six months ended June 30, 2024: €1.7 million and €4.7 million).

The Company calculates the cost of the Management Share Awards based upon their fair value. The performance share awards which were active during the reporting period are subject to non-market performance conditions only. Both performance share awards and restricted share awards do not accrue dividends during the vesting period. The Company recognizes the share price at grant date as the fair value of the awards. The fair values and remaining contractual life of the share awards are as follows:

	January 1, 2023 Award	January 1, 2024 Award	March 3, 2025 Award
Grant date share price and fair value of share award	$17.24	$16.95	$18.90
Exercise price	$—	$—	$—
Remaining contractual life of performance share award	0.5 years	1.5 years	2.7 years
Remaining contractual life of restricted share award	Not applicable	1.5 years	2.7 years
Non-Executive Director Restricted Share Awards
In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director has been entitled to a grant of $100,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. From July 2025, the annual grant has increased to $140,000. The restricted shares vest on the earlier of thirteen months from the date of grant or the date of the Company’s next annual meeting of shareholders.
On July 6, 2023, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 35,082 restricted stock awards at a share price of $17.10. These Non-Executive Directors restricted share awards vested on July 10, 2024 and 23,118 were issued. Of the total 35,082 number of shares vesting, 11,964 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.
On July 10, 2024, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 36,738 restricted stock awards at a share price of $16.33. All 36,738 restricted stock awards vested on July 10, 2025.
On July 10, 2025, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 49,092 restricted stock awards at a share price of $17.11. This annual restricted stock grant is issued under the Company's LTIP and, beginning with the year 2025, is equal to $140,000 of ordinary shares valued at the date of issue. The award will vest on the earlier of the date of next year's annual meeting of shareholders or 13 months from the issuance date.
The total charge for Non-Executive Directors' grants within the Statement of Consolidated Profit or Loss for the three and six months ended June 30, 2025 for the stock compensation awards was €0.2 million and €0.3 million (three and six months ended June 30, 2024: €0.2 million and €0.3 million).
Share based compensation reserve

	2025	2024
	€m	€m
Balance as of January 1	26.2	31.4
Non-Executive Directors' restricted share awards charge	0.3	0.3
Directors' and Senior Management share awards charge	3.8	4.7
Shares issued upon vesting of awards	(12.2)	(9.7)
Reclassification of awards for settlement of tax liabilities	(4.9)	(3.6)
Balance as of June 30	13.2	23.1

In many jurisdictions, tax authorities levy taxes on share-based payment transactions with employees that give rise to a personal tax liability for the employee. In some cases, the Company is required to withhold the tax due and to settle it with the tax authority on behalf of the employees. To fulfill this obligation, the terms of the Management Share Awards permit the Company to withhold the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued to the employee upon vesting. The monetary value of the employee’s tax obligation is recorded as a deduction from the Share based compensation reserve for the shares withheld.
14.    Share capital and capital reserve, other reserves and dividends
Ordinary Shares
On November 6, 2023, the Company's Board of Directors authorized a share repurchase program to purchase up to an aggregate of $500 million of the Company’s ordinary shares. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. The program will expire at the end of 2026. Pursuant to the program, as at December 31, 2024, 7,415,614 ordinary shares had been repurchased and canceled at an average price of $17.50, for aggregate gross costs of $129.9 million (€119.6 million), with directly attributed transaction costs of €0.1 million. In the six months ended June 30, 2025, a further 6,246,368 ordinary shares had been repurchased and canceled in open market transactions at an average price of $17.59. The aggregate gross cost was $109.9 million (€100.9 million). Directly attributable transaction costs were immaterial. The figures include 97,185 shares that were repurchased and canceled in June 2025 but settled in July 2025. Following settlement, all shares repurchased have been canceled.
See Note 13 for further information on restricted shares vested as part of the 2022 Management Share Award.
The authorized share capital available to the Company consists of an unlimited number of Ordinary Shares, each issued with $nil nominal value.

	Shares		June 30, 2025	December 31, 2024
	June 30, 2025	December 31, 2024	€m	€m
Authorized Share Capital issued and fully paid:
Ordinary Shares with nil nominal value	150,235,502	156,090,858	1,255.2	1,343.8
Total share capital and capital reserve			1,255.2	1,343.8
Listing and share transaction costs			(27.5)	(27.4)
Total net share capital and capital reserve			1,227.7	1,316.4
Other Reserves
Other reserves as at June 30, 2025, include a cash flow hedging reserve of €(37.1) million (December 31, 2024: €(19.9) million) and a cost of hedging reserve with a surplus of €4.5 million (December 31, 2024: surplus of €5.0 million).

Dividends
A dividend of $0.17 per share for the quarter ended June 30, 2025 was approved by the Board of Directors on July 30, 2025 and will be payable on August 26, 2025 based on a record date as of the close of business on August 11, 2025. As this was approved after the date of the Consolidated Statement of Financial Position, the dividend has not been recorded in these condensed consolidated interim financial statements.
The Board of Directors have previously declared the following dividends:

June 30, 2025
Quarter ended	Approval date	Payment date	$ per share	$m	€m
December 31, 2024	January 30, 2025	February 26, 2025	0.17	26.2	25.3
March 31, 2025	April 30, 2025	May 28, 2025	0.17	25.9	23.1
				52.1	48.4

June 30, 2024
Quarter ended	Approval date	Payment date	$ per share	$m	€m
December 31, 2023	January 29, 2024	February 26, 2024	0.15	24.4	22.3
March 31, 2024	April 30, 2024	May 28, 2024	0.15	24.4	22.8
				48.8	45.1
15.    Related parties
As of January 1, 2022, the Company amended its Advisory Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin Franklin, and TOMS Capital LLC, an affiliate of Mr. Gottesman. Pursuant to the terms of the Amended and Restated Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC will continue to provide high-level strategic advice and guidance to the Company for an aggregate annual fee equal to $4.0 million, payable in quarterly installments.

Key management personnel comprise the Directors and Executive Officers. The Executive Officers continue to be remunerated for their services to the Company through their employment contracts. Non-executive Directors continue to receive fees for their services as board members and to certain committees that are settled through payroll. Director fees are payable quarterly in arrears. Total non-executive Director fees and expenses for the three and six months ended June 30, 2025 were €0.1 million and €0.2 million respectively (three and six months ended June 30, 2024: €0.1 million and €0.2 million respectively). In addition, certain non-executive Directors received grants under the LTIP as discussed in Note 13.

In December 2024, the Company engaged Chubb Fire and Security Ltd ("Chubb") to install safety equipment in a factory. Chubb is owned by the APi Group Corporation of which Sir Martin E. Franklin, James E. Lillie & Ian G. H. Ashken are also directors and therefore may be deemed to exercise significant influence over Chubb. The work commenced in 2024 with €0.8 million billed and outstanding as of December 31, 2024. A further €1.7 million has been committed to in 2025. This service and fees are considered to be immaterial to both parties and are provided on an arms-length basis.

In August 2025, the Company engaged Chubb Iberia SL ("Chubb Spain") to install safety equipment in a factory. Chubb Spain is owned by APi Group Corporation of which Sir Martin E. Franklin, James E. Lillie & Ian G. H. Ashken are also directors and therefore may be deemed to exercise significant influence over Chubb Spain. The work is expected to commence later in 2025 and be completed in 2026 with €3.4 million committed in total. An upfront deposit of 40% (€1.4 million) will be paid as part of the contractual terms. This service and fees are considered to be immaterial to both parties and are provided on an arms-length basis.
16.    Subsequent events after the Statement of Financial Position date
Share repurchases
From July 1, 2025 to July 31, 2025, the Company has repurchased an additional 1,790,293 ordinary shares in open market transactions for $31.2 million (€26.5 million) under its previously announced share repurchase program authorized by Nomad’s Board of Directors in November 2023.
Dividends
Details of dividends declared after June 30, 2025 can be found in Note 14.